UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                             MAI SYSTEMS CORPORATION
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   552620 20 5
                                   -----------
                                 (CUSIP Number)

                               Richard S. Ressler
                              c/o Lewis H. Stanton
                             MAI Systems Corporation
                               9601 Jeronimo Road
                                Irvine, CA 92618
                                 (949) 598-6122
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 4, 1999
                                ----------------
               (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

------------------------------------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on Following Pages)

                               (Page 1 of 4 Pages)

CUSIP NO. 552620 20 5                    13D                         Page 2 of 4

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard S. Ressler
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [ ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

                              PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)               [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF              2,014,407 Shares.  See Item 5 herein
   SHARES           ------------------------------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER
  OWNED BY
    EACH            ------------------------------------------------------------
 REPORTING          9.   SOLE DISPOSITIVE POWER
   PERSON                2,014,407 Shares.  See Item 5 herein
    WITH            ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,014,407 Shares.  See Item 5 herein
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                        [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.83%.  See Item 5 herein
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


--------------------
*    SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 552620 20 5                    13D                         Page 3 of 4

PRELIMINARY STATEMENT:

         This Amendment No. 4 supplements the Schedule 13D filed by Richard S. Ressler (the "Reporting Person") with the Securities and Exchange Commission on February 21, 1995, as amended previously on or about April 25, 1996, September 8, 1997, and September 18, 1997, relating to the common stock, par value $0.01 per share (the "Common Stock"), of MAI Systems Corporation ("MAI"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in such Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

         No change.


ITEM 2.  IDENTITY AND BACKGROUND

         No change.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No change with respect to transactions previously reported. With respect to the transaction reported in Item 5(c) herein:
Personal funds in the amount of $500,000.

ITEM 4.  PURPOSE OF TRANSACTION

         No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of February 4, 1999 and after giving effect to transactions previously reported and reported in Item 5(c) herein, the Reporting Person was the beneficial owner of an aggregate of 2,014,407 shares of MAI Common Stock (the "Shares") which constituted 17.83% of the Common Stock. The foregoing beneficial ownership includes 467,105 shares of MAI Common Stock underlying Warrants held by the Reporting Person, which, after giving effect to anti-dilution adjustments and exercises, became exercisable on or about August 15, 1994 for a five year term at an exercise price of $1.90 per share (the "Warrants"). The foregoing percentage reflects a total of 10,834,158 shares of Common Stock outstanding as of February 4, 1999 (as reported by MAI's transfer agent), after completion of the transaction reported in Item 5(c) herein, and also assumes the exercise of such remaining Warrants held by the Reporting Person, but not the exercise of any other warrants or options held by other persons with respect to the Common Stock (i.e. the denominator for calculating such percentage is 11,301,263 shares).

CUSIP NO. 552620 20 5                    13D                         Page 4 of 4

(b)  No change.

(c) No change with respect to transactions previously reported. In order to induce a cash infusion, on January 28, 1999, MAI temporarily offered shares of MAI Common Stock to the Reporting Person at a price of $2.48625 per share. Such offer was for a one week period only and such sales price was set at a level equal to 90% of the average closing market price for the Common Stock over the ten most recent trading days immediately prior to such temporary offer. On February 4, 1999, the Reporting Person accepted the offer and acquired 201,106 shares of the Common Stock from MAI at a price of $2.48625 per share. See Items 3 and 5(a) herein.

(d)  Inapplicable.

(e)  Inapplicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

         Inapplicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Inapplicable.



SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 1999.


                                                     /s/ Richard S. Ressler
                                                     ----------------------
                                                         Richard S. Ressler